Filed Pursuant to Rule 433

Registration Statement No. 333-232933

May 7, 2020

Global Payments Inc.

$1,000,000,000 2.900% Senior Notes Due 2030

Issuer:	Global Payments Inc.

Principal Amount:	$1,000,000,000

Maturity Date:	May 15, 2030

Interest Payment Dates:	May 15 and November 15 of each year, beginning November 15, 2020

Benchmark Treasury:	1.500% UST due February 15, 2030

Benchmark Treasury Price / Yield:	108-05 / 0.638%

Spread to Benchmark Treasury:	T+ 230 bps

Yield to Maturity:	2.938%

Coupon:	2.900%

Price to Public:	99.673% of the principal amount

Optional Redemption:

At any time prior to February 15, 2030 make-whole call as set forth in the preliminary prospectus supplement (T+35 bps).

At any time on or after February 15, 2030, at 100% of the principal amount plus accrued and unpaid interest thereon to, but excluding, the redemption date as set forth in the preliminary prospectus supplement.

Minimum Denominations:	$2,000 and any integral multiple of $1,000 in excess thereof.

Net Proceeds (before expenses):	$990,230,000

Format:	SEC Registered

Trade Date:	May 7, 2020

Settlement Date (T+6):	May 15, 2020

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC
Capital One Securities, Inc. Goldman Sachs & Co. LLC MUFG Securities Americas Inc. PNC Capital Markets LLC SunTrust Robinson Humphrey, Inc. TD Securities (USA) LLC Wells Fargo Securities, LLC

Senior Co-Manager:	Fifth Third Securities, Inc.

Co-Managers:

Barclays Capital Inc.

BMO Capital Markets Corp.

CIBC World Markets Corp.

Citizens Capital Markets, Inc.

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

Synovus Securities, Inc.

U.S. Bancorp Investments, Inc.

CUSIP / ISIN:	37940X AD4 / US37940XAD49

The Issuer has filed a Registration Statement (including a prospectus) (File No. 333-232933) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement for the offering to which this communication relates and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, N.C. 28255-0001, Attn: Prospectus Department (email: dg.prospectus_requests@bofa.com; telephone number: 1-800-294-1322); or J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk, 3rd Floor (telephone number: (212) 834-4533). You are advised to obtain a copy of the prospectus and related prospectus supplement for the offering to which this communication relates and to carefully review the information contained or incorporated by reference therein before making any investment decision.